  Exhibit 2

Relevant part of the Board of Directors Meeting Minutes of Central Puerto S.A. on March 15, 2021

Minutes No. 357: In the city of Buenos Aires, on March 15, 2021 at 11 AM, the Board of Directors of CENTRAL PUERTO S.A. (the “Company” or “CPSA”) meet with the presence of the Directors Osvaldo RECA, Marcelo Atilio SUVA, Miguel DODERO, José Luis MOREA, Juan José SALAS, Diego PETRACCHI, Tomás PERES, Tomás WHITE, Cristian LOPEZ SAUBIDET, Jorge Eduardo VILLEGAS and Guillermo PONS. Carlos César HALLADJIAN, Eduardo EROSA and Juan NICHOLSON, members of the Statutory Audit Committee attend the meeting. Mr. Marinaro informs that the meeting is held remotely as per the terms of: (1) Decree of Necessity and Urgency No. 297/2020 (“Decree 297”) and further amendments and regulation adopted within the context the COVID-19 pandemic declared by the World Health Organization (WHO), the Health Emergency established by Decree No. 260/20 and its amendments, and in line with COVID 19- pandemic situation, (2) the obligations derived from the latest Decree of Necessity and Urgency No. 168/21 (“Decree 168”) and the recommendations made by the Argentine Superintendency of Labor Risks (“SRT” for its acronym in Spanish) concerning social distancing in enclosed spaces, and (3) Section 23 of CPSA’s Bylaws, which establishes that the Board of Directors can hold remote meetings. Quorum being present to validly hold the meeting, it commences at 11 a.m. Afterwards, the (…) ninth item of the agenda is submitted for consideration :

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9) CALL OF GENERAL AND SPECIAL SHAREHOLDERS’ MEETING. Mr. President takes the floor and informs the rest of the Shareholders that it is proper to call a General Shareholders’ Meeting of Central Puerto S.A. on April 30, 2021, at 11.00 AM on first call and at 12.00 PM on the same day on second call, should the first call fail. The latter shall only be hold to consider the items that fall under the scope of the General Shareholders’ Meeting, which will be held remotely to consider, in addition to the topics stated for general meetings, in accordance with the provisions of Section 234 of the Business Entity Act, the amendment of Section 13 of the Bylaws so as to hold remotelyShareholders’ Meetings. For that purpose, the following Agendais open for discussion: 1) Consideration of holding the remote Shareholders’ Meeting as per the terms of RG CNV No. 830/2020. 2) Appointment of two shareholders to sign the minutes. 3) Consideration of the Annual Report and its Exhibit, the Consolidated Statement of Income, the Consolidated Statement of Comprehensive Income, the Consolidated Statement of Financial Position, the Consolidated Statement of Changes in Equity, the Consolidated Statement of Cash Flow, the Notes to the Consolidated Financial Statements and Exhibits, the Separate Statement of Income, the Separate Statement of Comprehensive Income, the Separate Statement of Financial Position, the Separate Statement of Cash Flow, Notes to the Separate Financial Statements, Briefs, Auditor Report, Statutory Auditing Committee Report, all of them for the period ended December 31, 2020. 4) Consideration of the income (loss) of the period and the Board of Directors’ proposal that consists on assigning: a) the amount of ARS $344.596 to the statutory reserve; and b) the amount of ARS $6.547.325, from remaining balance of the income for the period to the increase of the Optional Reserve under Article 70 of the Business Entity Act, which can be destined to the following: (i) the investment projects that are already committed and/or (ii) future investments to be made by the Company and/or Subsidiaries related to the new asset acquisition projects of approved by the Board of Directors and/or (iii) to the payment of dividends according to the evolution of the financial condition of the Company and pursuant to the Company’s Dividends Distribution Policy in force. Consideration and approval of payment of the Profit-Sharing Bond stated by Sections 12 and 33 of the Bylaws.

5) Consideration of the Board of Directors’ performance during the period ended December 31, 2020. 6) Consideration of the Statutory Audit Committee performance during the period ended December 31, 2020. 7) Consideration of the remuneration of the Board of Directors for the period ended December 31, 2020 within the limits of profits in accordance with Section 261 of Law No. 19.550 and CNV Regulations. Consideration of the advanced payment of fees to the Board of Directors for the period closing next December 31, 2021. 8) Consideration of the remuneration of the members of the Statutory Audit Committee for the period ended December 31, 2020; and the fee scheme for the period closing next December 31, 2021. 9) Fixing of the number of Deputy Directors and appointment of Directors and Deputy Directors. Continuity of the current Chairman until the appointment by the Board of Directors of the Company. 10) Appointment of the members of the Statutory Audit Committee and deputy members for the period closing next December 31, 2021. 11) Consideration of the remuneration of the external accountant of the Company regarding the annual accounting documents for the period 2020. 12) Appointment of the external accountant and deputy external accountant for the period closing next December 31, 2021 and the fixing of its remuneration. 13) Approval of annual budget for the functioning of the Statutory Audit Committee. 14) Consideration of the amendment of Section 14 of the Bylaws referring to Shareholders’ Meeting so as to include the possibility of them being held remotely. 15) Granting of authorizations. It is informed that, pursuant to the provisions on mandatory and preventive social distancing of the Decree of Necessity and Urgency (DNU) No. 168 (B.O. 12-3-2021), the Meeting shall be held via the system provided by ZOOM, as perm the terms of RG CNV No. 830/2020. It is clarified that items 1 and 14 of the Agenda shall be considered by the Special Shareholders’ Meeting. This motion is unanimously approved by the Board of Directors. (…) There being no further business to come before the meeting, the meeting is adjourned at 12:20 p.m.

Leonardo Marinaro
Head of Market Relations of
CENTRAL PUERTO S.A.

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